
Mail Stop 3720

November 20, 2008

Mr. Michael F. Schmidt
Chief Financial Officer
Language Line, Inc.
One Lower Ragsdale Drive
Monterey, California 93940

> **Re**: **Language Line, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 26, 2008**
> **File No. 333-118753**

Dear Mr. Schmidt:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director